SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[_X_] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

or

[___] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _____________ to ___________

Commission File Number: 0-27384

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Corp of the West

401 (k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL CORP OF THE WEST
(Exact name of registrant as specified in its charter)

550 West Main, Merced, CA 95340 (Address of principal executive offices)

Registrant’s telephone number, including area code:    (209) 725-2200

Former name, former address and former fiscal year, if changed since last report: Not applicable

CAPITAL CORP OF THE WEST
401(K) PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE WITH
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004 AND 2003

July 27, 2005

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement of Capital Corp of the West, Inc. on Form S-8 of our report dated July 27, 2005, with respect to the financial statements and schedules of the Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan and 401(k) Plan included in the annual report for the plan for the plan years ended December 31, 2004 and 2003, as filed on Form 11-K with Securities and Exchange Commission. We also consent to the use of our name on our report, dated July 27, 2005, with respect to the financial statements and schedules of the Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan and 401(k) Plan for the years ended December 31, 2004 and 2003, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.

Cassabon & Associates, LLP

Certified Public Accountants

To the Trustees of
Capital Corp of the West
401(k) Plan

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of net assets available for benefits of Capital Corp of the West 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule H - Financial Information (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ CASSABON & ASSOCIATES, LLP

Fresno, California
July 27, 2005

CAPITAL CORP OF THE WEST
401 (K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

Investments, at fair value:

Shares of registered investment companies:
Great West Life funds	$-	$2,507,087
First Trust Corporation funds	3,139,328	-
Capital Corp of the West stock	-	5,326,509
Unitized trust fund	6,746,567	-
Participant notes received	136,437	104,974

Total investments	10,022,332	7,938,570

Receivables:

Employer’s contribution	46,502	-
Other receivables	880	40,074

Total receivables	47,382	40,074

Cash and cash equivalents	161,587	15,098

NET ASSETS AVAILABLE FOR BENEFITS	$10,231,301	$7,993,742

The accompanying notes are an integral component of these financial statements

CAPITAL CORP OF THE WEST
401 (K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS

Investment income:

Net realized gain and unrealized appreciation in fair value of investments	$1,332,866
Dividends and interest	24,261

Net investment income	1,357,127

Contributions:

Participants	1,062,767
Rollovers	34,455
Employer	219,947

Net contribution income	1,317,169

Total additions	2,674,296

DEDUCTIONS FROM NET ASSETS

Benefits paid to participants	387,874
Administrative expenses	48,863

Total deductions	436,737

NET INCREASE	2,237,559

NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003	7,993,742
December 31, 2004	$10,231,301

The accompanying notes are an integral component of these financial statements

CAPITAL CORP OF THE WEST
401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan:

The following description of Capital Corp of the West 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:
The Plan is a defined contribution plan. Every Employee of Capital Corp of the West (the Company) is eligible to participate on the first day of the plan year quarter coinciding with or next following the date on which he has completed three months of service for participation and has reached age 21. For the period from January 1, 2004 through July 8, 2004, Great-West Retirement Services and Hoefer & Arnett were the trustees of the Plan and Capital Corp of the West served as custodian and record keeper. Beginning July 9, 2004, First Trust Corporation became the trustee of the Plan and Capital Corp of the West continues to serve as custodian and record keeper. The Plan was established January 1, 1992. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA) and is administered by a plan administrator appointed by the Company.

Contributions:
Participants may contribute any percentage that allows the participant to reach the section 401(k) pre-tax contribution limit for 2004 of $13,000 for participants under age 50. Participants who are age 50 and older can contribute an additional $3,000 for a total of $16,000. These salary reduction contributions are fully vested at all times. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2004, the Plan offers twenty equity funds and Capital Corp of the West Common Stock Unitized Trust Fund. The Company may make a matching contribution. The amount of the match, if any, will be determined by the Company each year. Additional discretionary amounts may be contributed at the option of the company's board of directors. The Company made discretionary contributions of $219,947 and $186,345 for the years ended December 31, 2004 and 2003, respectively.

Participant Accounts:
Participant accounts are maintained at fair market value. Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and, (b) Plan earnings, and (c) forfeitures of terminated participant's non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

CAPITAL CORP OF THE WEST
401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS

Vesting:
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service.
Participant Notes Receivable:
Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the Investment Fund from (to) the Participants Note Fund. Loan terms range from 1-5 years, unless the loan is used for the purchase of a primary residence of the Participant, in which case the term of such loan shall be arrived at by mutual agreement between the Committee and the Participant. All loans shall be secured by the borrower's vested account balance and shall be evidenced by the borrower's promissory note. The loans will bear interest at a rate being charged for similar purpose loans by institutional lenders. All loans have a definite repayment schedule with payments being no less than quarterly.

Payment of Benefits:
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments over a period of 10 years or less or an amount each year not to extend beyond the participant's life expectancy.

Administrative Expenses:
Administrative expenses are paid directly by the Plan.

Termination of Plan:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts, and would be entitled to receive the entire amount of their account.

CAPITAL CORP OF THE WEST
401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Accounting Policies:

Basis of Financial Statements:
The accompanying financial statements of the Plan are prepared using the accrual method of accounting.

Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Income:
Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

Investments:
Investments in the Capital Corp of the West Stock Unitized Trust Fund are valued based on the current market value of the underlying assets of the fund. These investments include cash equivalents as well as shares of the common stock of Capital Corp of the West which, along with investments in registered investment companies, are valued at their last reported sales price on the last business day of the Plan year. Participant notes receivable are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

Contributions:
Participant contributions are recorded on a bi-weekly basis as they are withheld from the participant’s wages.

Distributions to Participants:
Distributions to participants are recorded when paid by the Plan.

Expenses:
Administrative expenses are recorded as paid for by the Plan.

CAPITAL CORP OF THE WEST
401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 - Investment Programs:

The funds listed below were the investment options for salary reduction contributions and employer matching contributions as of December 31, 2004. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or the common stock of the Company.

First Trust Corporation Funds:

Ariel Fund SBI	JP Morgan Mid Cap Value Class A
Dodge & Cox Income Fund	Julius Baer International Equity A
Fidelity Mid Cap Stock Fund	Loomis Sayles Bond Fund Retail Class
Fidelity Short Term Bond Fund Retail Cla	Oakmark International Fd
Frank Russell Lifepoint Eqty Agg Strategy	Oppenheimer Capital Appreciation Fund Cl
Frank Russell Lifepoints Agg Strategy Cl	Royce Fund Premier Ser
Frank Russell Lifepoints Balanced Strategy	T Rowe Price Equity Income
Frank Russell Lifepoints Conserv Strategy	TCW Galileo Value Opportunities Class I
Frank Russell Lifepoints Moderate Strategy	Vanguard Explorer Fund
Growth Fund of America Class R-4	Vanguard Index Trust - 500 Portfolio
Portfolio Accounting Svc CCOW Unitized Stock

Participants may change their investment options.

The following presents the investment that represents 5% or more of the Plan’s assets as of December 31:

2004
COMMON STOCK UNITIZED TRUST FUND
(valued at fair value of underlying assets)

Capital Corp of the West Stock Fund	6,746,567

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,332,866, as follows:

2004

Registered investment companies	$268,408
Common Stock	1,064,458

$1,332,866

CAPITAL CORP OF THE WEST
401 (K) PLAN NOTES
TO FINANCIAL STATEMENTS

Note 4 - Information Prepared By and Certified By Trustee

The following information included in the accompanying financial statements and supplemental schedules was obtained from data that has been prepared and certified to as complete and accurate by First Trust Corporation (trustee) as of December 31, 2004.

2004
Investments, at fair value:
Registered investment companies	$3,139,328
Capital Corp of the West unitized stock fund	$6,746,567
Investment income:
Net appreciation (depreciation) in fair value of investments	$1,332,866
Interest income	$781

Note 5 - Tax Status

The Plan obtained its latest determination letter on October 25, 1995, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 6 - Party-In-Interest Transactions
Plan investments are funds managed by First Trust Corporation. First Trust Corporation is the trustee of the Plan and therefore, these transactions qualify as a party in interest.

The Capital Corp of the West Stock Unitized Trust Fund holds 139,195 shares of Capital Corp of the West common stock as of December 31, 2004 and therefore, qualifies as a party-in-interest.

Participants have loans from their fund accounts outstanding in the amount of $136,437 as of December 31, 2004.

CAPITAL CORP OF THE WEST
401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 7 - Subsequent Event

On February 10, 2005, the Plan received a favorable determination letter from the Internal Revenue Service, which stated that the Plan amendments executed on October 25, 1998, July 31, 2000, June 25, 2002 and September 2, 2003 are in accordance with the applicable sections of the Internal Revenue Code (IRC).

CAPITAL CORP OF THE WEST
401 (K) PLAN
(EIN 77-0405791; PN 003
SUPPLEMENTAL SCHEDULE ACCOMPANYING THE FORM 5500
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

SUPPLEMENTARY INFORMATION

	(b) Identity of Issue, Borrower,Lessor, or Similar Party	(d)	(e)
(a)	(c) Description of Investment, including maturity date, rate of interest, collateral, par or maturity value Cost Value	Cost	Current Value

	First Trust Corporation:
	Ariel Fund SBI, 3,357 shares	$159,990	$178,493
	Dodge & Cox Income Fund, 8,961 shares	111,578	115,066
	Fidelity Mid Cap Stock Fund, 4,532 shares	95,012	106,286
	Fidelity Short Term Bond Fund Retail Class, 11,784 shares	104,458	105,819
	Frank Russell Lifepoint Eqty Agg Strategy Cl 5, 1,667 shares	15,691	16,971
	Frank Russell Lifepoints Agg Strategy Cl S, 9,092 shares	86,811	96,918
	Frank Russell Lifepoints Balanced Strategy Cl 5, 3,200 shares	32,367	34,751
	Frank Russell Lifepoints Conserv Strategy Cl 5, 4,528 shares	47,078	48,817
	Frank Russell Lifepoints Moderate Strategy Cl 5, 23,365 shares	236,884	252,338
	Growth Fund of America Class R-4, 11,686 shares	290,244	318,211
	JP Morgan Mid Cap Value Class A, 5,991 shares	118,443	132,092
	Julius Baer International Equity A, 4,183 shares	110,980	132,216
	Loomis Sayles Bond Fund Retail Class, 16,361 shares	205,635	225,780
	Oakmark International Fd, 3,119 shares	57,761	65,900
	Oppenheimer Capital Appreciation Fund Class N, 9,686 shares	369,866	395,002
	Royce Fund Premier Ser, 12,268 shares	166,687	185,489
	T Rowe Price Equity Income, 10,492 shares	250,570	278,970
	TCW Galileo Value Opportunities Class I, 1,473 shares	29,652	32,895
	Vanguard Explorer Fund, 607 shares	39,620	45,230
	Vanguard Index Trust - 500 Portfolio, 3,333 shares	340,606	372,084
	Portfolio Accounting Svc CCOW Unitized Stk, 513,047 shares	5,174,335	6,746,567
	First Trust Institutional Money Market	161,519	161,519
	First Trust Money Market Account	68	68
*	Loans to participants - 16 loans with interest rates of 6.25% to 10.50%	-	136,437
	Total assets held for investment purposes at end of year	$8,205,855	$10,183,919
	* An asterisk in column (a) denotes a transaction with a party-in-interest

 See Independent Auditors' Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Capital Corp of the West 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Capital Corp of the West

401(k) and Employee Stock Ownership Plan

Date: July 27, 2005	By /s/ R. Dale McKinney
R. Dale McKinney
Chief Financial Officer